--------------------------------------------------------------------------------

CUSIP No. 715334108 13D                                        Page 1 of 5 Pages

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           Under Section 13(d) of the Securities Exchange Act of 1934
                                Amendment No. 58

                       PERSONAL DIAGNOSTICS, INCORPORATED
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    715334108
                                  --------------
                                 (CUSIP Number)

                                 John H. Michael
                                1810 24th Street
                             Washington, D.C. 20008
                                 (202) 483-0063
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 6, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

     1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

              Name                              John H. Michael
              Social Security Number            ###-##-####

--------------------------------------------------------------------------------

CUSIP No.  715334108                     13D                   Page 2 of 5 Pages

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  John H. Michael ###-##-####
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS (See Instructions)
                  PF
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OR ORGANIZATION
                  U.S. Citizen
--------------------------------------------------------------------------------

  NUMBER OF    7   SOLE VOTING POWER
   SHARES               3,388,543
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY
    EACH       8  SHARED VOTING POWER
 REPORTING              0
PERSON WITH   ------------------------------------------------------------------
               9  SOLE DISPOSITIVE POWER
                       3,388,543
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       3,388,543
--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                  [ ]
--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 82.25%
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON
                 IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No.  715334108                     13D                   Page 3 of 5 Pages

--------------------------------------------------------------------------------


Item 1. Security and Issuer

           This statement relates to the common stock ("Common Stock") of Personal Diagnostics, Incorporated (the "Issuer"). This statement is Amendment No. 58 to a Statement of Beneficial Ownership filed by Mr. John H. Michael with respect to the Common Stock of the Issuer. This Amendment No. 58 relates to the sale by Mr. Michael to the Issuer of 260,000 shares of Common Stock in a private transaction on August 6, 2000.

Item 2. Identity and Background

          (a)       Name                           John H. Michael

          (b)       Address                        1810 24th Street,
                                                   N.W. Washington, D.C.
                                                   (Home Address)

          (c)       Title                          John H. Michael is
                                                   the Chairman of the Board
                                                   of Directors, Chief
                                                   Executive Officer,
                                                   President, Secretary and
                                                   Treasurer of Personal
                                                   Diagnostics, Incorporated.

          (d)       Criminal Convictions           No

          (e)       Securities Violations          No

          (f)       Citizenship                    United States

Item 3. Source and Amount of Funds or Other Consideration

         The shares of Common Stock were purchased by Mr. Michael with personal funds.

Item 4. Purpose of Transaction

         N/A

Item 5. Interest in Securities of the Issuer

         (a) Table I sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Michael. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of August 9, 2000, at which time there were 3,820,000 shares of Common Stock issued and outstanding.

Table I

                                  Aggregate Amount of
          Title of Class     Beneficial Ownership of Class   Percentage of Class
          --------------     -----------------------------   -------------------

          Common Stock                  3,388,543                  82.25%

         (b) The number of Shares as to which Mr. Michael has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

--------------------------------------------------------------------------------

CUSIP No.  715334108                     13D                   Page 4 of 5 Pages

--------------------------------------------------------------------------------

           (i) Sole Voting Power. Mr. Michael has sole voting power with respect to 3,388,543 Shares beneficially owned.

           (ii) Shared Voting Power. Mr. Michael does not hold any Shares with shared voting power.

           (iii) Sole Dispositive Power. Mr. Michael has sole power to dispose or to direct the disposition with respect to 3,388,543 Shares beneficially owned.

           (iv) Shared Dispositive Power. Mr. Michael does not share power to dispose or to direct the disposition of Shares.

           (c) Mr. Michael engaged in the following transactions involving Shares since the filing of Amendment No. 57 to Schedule 13D during the 60 days prior to the date of this Statement:

Transaction Date     Number of Shares     Transaction Type     Price per Share
----------------     ----------------     ----------------     ---------------
    8/6/00               260,000           private sale             $1.35

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

         With the exception of the 1991 Purchase Agreement and the 1986 Purchase Agreement, Mr. Michael is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits

          A.        Not Applicable

--------------------------------------------------------------------------------

CUSIP No.  715334108                     13D                   Page 5 of 5 Pages

--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2000

 /s/ John H. Michael
 -------------------
     John H. Michael